UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MSC Industrial Direct Co., Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

553530106

(CUSIP Number of Class of Securities)

Steve Armstrong
Senior Vice President, General Counsel and Corporate Secretary
MSC Industrial Direct Co., Inc.
75 Maxess Road
Melville, New York 11747
(516) 812-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Jeffrey N. Ostrager, Esq.
Raymond T. Hum, Esq.
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178
(212) 696-6000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$300,000,000	$30,210

(1)	The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $300,000,000 in aggregate of up to 4,545,454 shares of Class A Common Stock, $0.001 par value, at the minimum tender offer price of $66.00 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $100.70 per $1,000,000 of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by MSC Industrial Direct Co., Inc., a New York corporation (“MSC” or the “Company”), to purchase for cash up to $300.0 million of shares of its Class A common stock, $0.001 par value per share (the “shares”), pursuant to (i) auction tenders at prices specified by the tendering shareholders of not less than $66.00 and not more than $72.50 per share, or (ii) purchase price tenders, in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated July 7, 2016 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Schedule TO is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO, and as more particularly set forth below.

Item 1. Summary Term Sheet.

The information under the heading “Summary Term Sheet,” included in the Offer to Purchase, is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and issuer of the securities to which this Schedule TO relates is MSC Industrial Direct Co., Inc. The address and telephone number of its principal executive office are 75 Maxess Road, Melville, New York 11747, (516) 812-2000.

(b) The subject securities to which this Schedule TO relates are shares of Class A common stock, $0.001 par value, of MSC Industrial Direct Co., Inc. As of June 30, 2016, there were 48,374,634 shares of the Company’s Class A common stock issued and outstanding. The information set forth in the Offer to Purchase under the heading “Introduction” is incorporated herein by reference.

(c) Information about the trading market and price of the shares of the Company’s Class A common stock set forth in the Offer to Purchase under the heading “Section 8 — Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) The filing person to which this Schedule TO relates is MSC Industrial Direct Co., Inc. The business address and telephone number of MSC is set forth under Item 2(a) above. The names and business addresses of the directors and executive officers of MSC are as set forth in the Offer to Purchase under the heading “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” and such information is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The material terms of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Section 1 — Number of Shares; Purchase Price; Proration,” “Section 2 — Purpose of the Offer; Certain Effects of the Offer,” “Section 3 — Procedures for Tendering Shares,” “Section 4 —  Withdrawal Rights,” “Section 5 — Purchase of Shares and Payment of Purchase Price,” “Section 6 —  Conditional Tender of Shares,” “Section 7 — Conditions of the Offer,” “Section 9 — Source and Amount of Funds,” “Section 10 — Certain Financial Information,” “Section 11 — Certain Information Concerning the Company,” “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” “Section 15 — Material U.S. Federal Income Tax Consequences” and “Section 16 — Extension of the Offer; Termination; Amendment” are incorporated herein by reference.

(b) Information regarding purchases from officers, directors and affiliates of MSC set forth in the Offer to Purchase under the heading “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the Offer to Purchase under the headings “Section 8 — Price Range of Shares; Dividends” and “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Information regarding the purpose of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2 — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(b) Information regarding the treatment of shares acquired pursuant to the Tender Offer set forth in the Offer to Purchase under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c) Information about any plans or proposals set forth in the Offer to Purchase under the headings “Section 2 — Purpose of the Offer; Certain Effects of the Offer” and “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds” is incorporated herein by reference.

(b) Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds” is incorporated herein by reference. There are no alternative financing arrangements or financing plans for the Tender Offer.

(d) Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth under the heading “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

(b) The information set forth under the heading “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth under the headings “Summary Term Sheet” and “Section 17 — Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a) The information set forth under the heading “Section 10 — Certain Financial Information” in the Offer to Purchase is incorporated herein by reference.

(b) The information set forth under the heading “Section 10 — Certain Financial Information” in the Offer to Purchase is incorporated herein by reference.

Item 11. Additional Information.

(a)(1) The information set forth under the heading “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).

(a)(2) The information set forth under the heading “Section 14 — Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth under the heading “Section 14 — Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.

(a)(5) There are no material pending legal proceedings relating to the Offer. The information set forth under the heading “Section 14 — Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

The Company will amend this Schedule TO to include documents that the Company may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Section 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated July 7, 2016.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 7, 2016.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 7, 2016.
(a)(1)(F)	Summary Advertisement, dated July 7, 2016.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press release, dated July 6, 2016, announcing the Company’s plans to commence a tender offer (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 6, 2016 (SEC File No. 001-14130)).
(a)(5)(B)	Earnings call transcript, dated July 6, 2016 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule TO-C filed with the SEC on July 6, 2016 (SEC File No. 005-44935)).
(a)(5)(C)	Press release, dated July 7, 2016, announcing the commencement of the tender offer.
(b)	Credit Agreement, dated as of April 22, 2013, by and among MSC Industrial Direct Co., Inc., the several banks and other financial institutions or entities from time to time parties thereto, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 23, 2013 (SEC File No. 001-14130)).
(c)	None.
(d)(1)	Stock Purchase Agreement, dated July 5, 2016, between MSC Industrial Direct Co., Inc. and the persons listed on Schedule I thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 6, 2016 (SEC File No. 001-14130)).
(d)(2)	Agreement for Purchase and Sale of Real Property, dated as of July 1, 2016, by and between Sit Tool Co., Inc., and Mitchmar Atlanta Properties, Inc.
(d)(3)	Amended and Restated Change in Control Agreement, dated December 3, 2014 between MSC Industrial Direct Co., Inc. and Erik Gershwind (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 3, 2014 (SEC File No. 001-14130)).
(d)(4)	Amended and Restated Change in Control Agreement, dated December 3, 2014 between MSC Industrial Direct Co., Inc. and Douglas Jones (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on December 3, 2014 (SEC File No. 001-14130)).
(d)(5)	Amended and Restated Change in Control Agreement, dated December 3, 2014 between MSC Industrial Direct Co., Inc. and Steve Armstrong (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 9, 2015 (SEC File No. 001-14130)).
(d)(6)	Amended and Restated Change in Control Agreement, dated December 3, 2014 between MSC Industrial Direct Co., Inc. and Charles Bonomo (incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 9, 2015 (SEC File No. 001-14130)).

Exhibit Number	Description
(d)(7)	Change in Control Agreement, dated December 3, 2014 between MSC Industrial Direct Co., Inc. and Kari Heerdt (incorporated by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 9, 2015 (SEC File No. 001-14130)).
(d)(8)	Amended and Restated Change in Control Agreement, dated December 3, 2014 between MSC Industrial Direct Co., Inc. and Christopher Davanzo (incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 9, 2015 (SEC File No. 001-14130)).
(d)(9)	Executive Incentive Compensation Recoupment Policy (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on January 7, 2010 (SEC File No. 001-14130)).
(d)(10)	Restricted Stock Unit Agreement awarded to David Sandler, dated October 19, 2010 (incorporated by reference to Exhibit 10.01 to the Company’s Current Report on Form 8-K filed with the SEC on October 21, 2010 (SEC File No. 001-14130)).
(d)(11)	Second Amended and Restated Agreement dated October 19, 2010 between the Registrant and David Sandler (incorporated by reference to Exhibit 10.02 to the Company’s Current Report on Form 8-K filed with the SEC on October 21, 2010 (SEC File No. 001-14130)).
(d)(12)	Summary of Non-Executive Directors’ Compensation (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on January 8, 2015 (SEC File No. 001-14130)).
(d)(13)	MSC Industrial Direct Co., Inc. 2005 Omnibus Incentive Plan, as amended through November 13, 2014 (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed with the SEC on January 8, 2015 (SEC File No. 001-14130)).
(d)(14)	MSC Industrial Direct Co., Inc. 2015 Omnibus Incentive Plan (incorporated by reference to Exhibit 99.01 to the Company’s Registration Statement on Form S-8 filed with the SEC on January 15, 2015 (SEC File No. 333-201522)).
(d)(15)	Form of Non-Qualified Stock Option Agreement under the MSC Industrial Direct Co., Inc. 2005 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 7, 2011 (SEC File No. 001-14130)).
(d)(16)	Form of Restricted Stock Award under the MSC Industrial Direct Co., Inc. 2005 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 7, 2011 (SEC File No. 001-14130)).
(d)(17)	Change in Control Agreement, dated September 24, 2015 between MSC Industrial Direct Co., Inc. and Rustom Jilla (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 24, 2015).
(d)(18)	Summary of Non-Executive Directors’ Compensation (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on January 7, 2016 (SEC File No. 001-14130)).
(d)(19)	Form of Non-Qualified Stock Option Agreement under the MSC Industrial Direct Co., Inc. 2015 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on January 7, 2016 (SEC File No. 001-14130)).
(d)(20)	Form of Restricted Stock Unit Agreement under the MSC Industrial Direct Co., Inc. 2015 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on January 7, 2016 (SEC File No. 001-14130)).
(d)(21)	Amended and Restated Change in Control Agreement, dated December 3, 2014 between MSC Industrial Direct Co., Inc. and Gregory Polli (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 6, 2016 (SEC File No. 001-14130)).

Exhibit Number	Description
(d)(22)	Change in Control Agreement, dated March 31, 2016 between MSC Industrial Direct Co., Inc. and Steven Baruch (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 6, 2016 (SEC File No. 001-14130)).
(d)(23)	Change in Control Agreement, dated March 31, 2016 between MSC Industrial Direct Co., Inc. and David Wright (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 6, 2016 (SEC File No. 001-14130)).
(d)(24)	Agreement of Lease, dated as of July 13, 1989, by and between Mitchmar Atlanta Properties, Inc. and Sid Tool Co., Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2008 (SEC File No. 001-14130)).
(d)(25)	First Amendment to Lease, dated as of August 10, 1996, by and between Mitchmar Atlanta Properties, Inc. and Sid Tool Co., Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2008 (SEC File No. 001-14130)).
(d)(26)	Second Amendment to Lease, dated as of May 7, 2003, by and between Mitchmar Atlanta Properties, Inc. and Sid Tool Co., Inc. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2008 (SEC File No. 001-14130)).
(d)(27)	Third Amendment to Lease Agreement, dated as of November 11, 2003, by and between Mitchmar Atlanta Properties, Inc. and Sid Tool Co., Inc. (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2008 (SEC File No. 001-14130)).
(d)(28)	Fourth Amendment of Lease Agreement, dated as of March 17, 2007, by and between Mitchmar Atlanta Properties, Inc. and Sid Tool Co., Inc. (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2008 (SEC File No. 001-14130)).
(d)(29)	Fifth Amendment of Lease Agreement, dated as of March 25, 2008, by and between Mitchmar Atlanta Properties, Inc. and Sid Tool Co., Inc. (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2008 (SEC File No. 001-14130)).
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MSC INDUSTRIAL DIRECT CO., INC.

Date: July 7, 2016	By: /s/ Rustom Jilla Name: Rustom Jilla Title: Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated July 7, 2016.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 7, 2016.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 7, 2016.
(a)(1)(F)	Summary Advertisement, dated July 7, 2016.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press release, dated July 6, 2016, announcing the Company’s plans to commence a tender offer (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 6, 2016 (SEC File No. 001-14130)).
(a)(5)(B)	Earnings call transcript, dated July 6, 2016 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule TO-C filed with the SEC on July 6, 2016 (SEC File No. 005-44935)).
(a)(5)(C)	Press release, dated July 7, 2016, announcing the commencement of the tender offer.
(b)	Credit Agreement, dated as of April 22, 2013, by and among MSC Industrial Direct Co., Inc., the several banks and other financial institutions or entities from time to time parties thereto, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 23, 2013 (SEC File No. 001-14130)).
(c)	None.
(d)(1)	Stock Purchase Agreement, dated July 5, 2016, between MSC Industrial Direct Co., Inc. and the persons listed on Schedule I thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 6, 2016 (SEC File No. 001-14130)).
(d)(2)	Agreement for Purchase and Sale of Real Property, dated as of July 1, 2016, by and between Sit Tool Co., Inc., and Mitchmar Atlanta Properties, Inc.
(d)(3)	Amended and Restated Change in Control Agreement, dated December 3, 2014 between MSC Industrial Direct Co., Inc. and Erik Gershwind (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 3, 2014 (SEC File No. 001-14130)).
(d)(4)	Amended and Restated Change in Control Agreement, dated December 3, 2014 between MSC Industrial Direct Co., Inc. and Douglas Jones (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on December 3, 2014 (SEC File No. 001-14130)).
(d)(5)	Amended and Restated Change in Control Agreement, dated December 3, 2014 between MSC Industrial Direct Co., Inc. and Steve Armstrong (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 9, 2015 (SEC File No. 001-14130)).
(d)(6)	Amended and Restated Change in Control Agreement, dated December 3, 2014 between MSC Industrial Direct Co., Inc. and Charles Bonomo (incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 9, 2015 (SEC File No. 001-14130)).

Exhibit Number	Description
(d)(7)	Change in Control Agreement, dated December 3, 2014 between MSC Industrial Direct Co., Inc. and Kari Heerdt (incorporated by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 9, 2015 (SEC File No. 001-14130)).
(d)(8)	Amended and Restated Change in Control Agreement, dated December 3, 2014 between MSC Industrial Direct Co., Inc. and Christopher Davanzo (incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 9, 2015 (SEC File No. 001-14130)).
(d)(9)	Executive Incentive Compensation Recoupment Policy (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on January 7, 2010 (SEC File No. 001-14130)).
(d)(10)	Restricted Stock Unit Agreement awarded to David Sandler, dated October 19, 2010 (incorporated by reference to Exhibit 10.01 to the Company’s Current Report on Form 8-K filed with the SEC on October 21, 2010 (SEC File No. 001-14130)).
(d)(11)	Second Amended and Restated Agreement dated October 19, 2010 between the Registrant and David Sandler (incorporated by reference to Exhibit 10.02 to the Company’s Current Report on Form 8-K filed with the SEC on October 21, 2010 (SEC File No. 001-14130)).
(d)(12)	Summary of Non-Executive Directors’ Compensation (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on January 8, 2015 (SEC File No. 001-14130)).
(d)(13)	MSC Industrial Direct Co., Inc. 2005 Omnibus Incentive Plan, as amended through November 13, 2014 (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed with the SEC on January 8, 2015 (SEC File No. 001-14130)).
(d)(14)	MSC Industrial Direct Co., Inc. 2015 Omnibus Incentive Plan (incorporated by reference to Exhibit 99.01 to the Company’s Registration Statement on Form S-8 filed with the SEC on January 15, 2015 (SEC File No. 333-201522)).
(d)(15)	Form of Non-Qualified Stock Option Agreement under the MSC Industrial Direct Co., Inc. 2005 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 7, 2011 (SEC File No. 001-14130)).
(d)(16)	Form of Restricted Stock Award under the MSC Industrial Direct Co., Inc. 2005 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 7, 2011 (SEC File No. 001-14130)).
(d)(17)	Change in Control Agreement, dated September 24, 2015 between MSC Industrial Direct Co., Inc. and Rustom Jilla (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 24, 2015).
(d)(18)	Summary of Non-Executive Directors’ Compensation (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on January 7, 2016 (SEC File No. 001-14130)).
(d)(19)	Form of Non-Qualified Stock Option Agreement under the MSC Industrial Direct Co., Inc. 2015 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on January 7, 2016 (SEC File No. 001-14130)).
(d)(20)	Form of Restricted Stock Unit Agreement under the MSC Industrial Direct Co., Inc. 2015 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on January 7, 2016 (SEC File No. 001-14130)).
(d)(21)	Amended and Restated Change in Control Agreement, dated December 3, 2014 between MSC Industrial Direct Co., Inc. and Gregory Polli (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 6, 2016 (SEC File No. 001-14130)).

Exhibit Number	Description
(d)(22)	Change in Control Agreement, dated March 31, 2016 between MSC Industrial Direct Co., Inc. and Steven Baruch (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 6, 2016 (SEC File No. 001-14130)).
(d)(23)	Change in Control Agreement, dated March 31, 2016 between MSC Industrial Direct Co., Inc. and David Wright (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 6, 2016 (SEC File No. 001-14130)).
(d)(24)	Agreement of Lease, dated as of July 13, 1989, by and between Mitchmar Atlanta Properties, Inc. and Sid Tool Co., Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2008 (SEC File No. 001-14130)).
(d)(25)	First Amendment to Lease, dated as of August 10, 1996, by and between Mitchmar Atlanta Properties, Inc. and Sid Tool Co., Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2008 (SEC File No. 001-14130)).
(d)(26)	Second Amendment to Lease, dated as of May 7, 2003, by and between Mitchmar Atlanta Properties, Inc. and Sid Tool Co., Inc. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2008 (SEC File No. 001-14130)).
(d)(27)	Third Amendment to Lease Agreement, dated as of November 11, 2003, by and between Mitchmar Atlanta Properties, Inc. and Sid Tool Co., Inc. (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2008 (SEC File No. 001-14130)).
(d)(28)	Fourth Amendment of Lease Agreement, dated as of March 17, 2007, by and between Mitchmar Atlanta Properties, Inc. and Sid Tool Co., Inc. (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2008 (SEC File No. 001-14130)).
(d)(29)	Fifth Amendment of Lease Agreement, dated as of March 25, 2008, by and between Mitchmar Atlanta Properties, Inc. and Sid Tool Co., Inc. (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2008 (SEC File No. 001-14130)).
(g)	Not applicable.
(h)	Not applicable.